UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
25 May 2012

PEARSON TO ACQUIRE GLOBALENGLISH CORPORATION FOR $90 MILLION

PEARSON'S WORLD-LEADING ENGLISH LEARNING BUSINESS STRENGTHENS ITS POSITION IN THE CORPORATE MARKET

Pearson, the world's leading learning company, is today announcing the acquisition of GlobalEnglish from its current ownership group for $90 million in cash.

Founded in 1997 in California, GlobalEnglish is a leading provider of cloud-based, on-demand Business English learning, assessment and performance support software. It serves more than 450 corporate customers, including 20 per cent of the Forbes Global 2000 companies, including General Electric, HSBC, Tata Consultancy Services and Unilever. Its product suite is uniquely suited to serve the needs of global professionals with a comprehensive offering - formal Business English learning coursework, informal and social learning capabilities, performance support tools, an enterprise collaboration platform, a mobile app, assessments and a premium one-on-one coaching service. GlobalEnglish's Business English content is also entirely focused on the application of Business English to real life business situations such as composing emails and participating in conference calls, and its efficacy is highly rated by global companies and their employees. Approximately 75 per cent of GlobalEnglish's more than 200,000 active subscribers are in fast growing economies in Latin America and Asia.

The transaction is subject to approval by GlobalEnglish's shareholders.

The acquisition supports one of Pearson's major priorities, which is to play a much bigger role in helping the two billion people around the world estimated to be learning English as a second or foreign language. GlobalEnglish complements Pearson's adult English language training business, Wall Street English, by enabling Pearson to expand more rapidly into the corporate market with cost-effective and scalable cloud-based Business English software solutions and to offer the world's pre-eminent companies a full suite of relevant products and services.

In 2011 GlobalEnglish generated revenues of approximately $42m with high renewal rates. The company has more than 200 employees across more than 20 countries and has product development offices in Silicon Valley (USA), India and Korea. Pearson will be expensing integration costs relating to GlobalEnglish in 2012 and expects the acquisition to enhance adjusted earnings per share and to generate a return on invested capital above Pearson's weighted average cost of capital from 2013, its first full year.

John Fallon, Chief Executive of Pearson's International education business, said:

"We are impressed by GlobalEnglish's services and products, the ambition and professionalism of its management and staff and the positive testimonials of customers from major international corporations.

"The rise of English as a global language of business continues. This acquisition enables Pearson to play a much more systematic role in meeting the need of major companies around the world for quality, effective, scalable and relevant English language learning. We can combine services, technology, brands and content from across the Pearson family with the GlobalEnglish product portfolio to enrich the learning experience and enhance further the effectiveness of the teaching."

Mahesh Ram, Chief Executive of GlobalEnglish, said:

"This transaction is a wonderful endorsement of the value of GlobalEnglish's unique focus on enabling the productivity and high performance of global professionals with innovative, cloud-based Business English software. GlobalEnglish's solutions are perfectly aligned with Pearson's dedication to digital transformation and international expansion, and a strong complement to Pearson's existing portfolio of offerings.

"The acquisition strengthens both businesses
. It positions Pearson as a leader in providing the highest quality Business English enterprise software offerings via the cloud to the world's leading companies, and, with Pearson's commitment to ongoing investment in GlobalEnglish we will be able to expand our unique strengths and competitive advantages, and ultimately better serve our clients."

GlobalEnglish will become part of Pearson's wider Global English language teaching business which, in addition to Wall Street English, includes the provision of test preparation services and English language teaching for children in China; the worldwide publishing of print and digital teaching and learning resources to schools and universities around the world; and the Pearson Tests of English.

ENDS

For more information:
Luke Swanson/ Charles Goldsmith/ Simon Mays-Smith                +44 (0)20 7010 2310

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 25 May 2012

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary